SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE NEW YORK, N.Y. 10017-3954 (212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2948		E-MAIL ADDRESS jkaufman@stblaw.com

February 24, 2012

VIA EDGAR TRANSMISSION

Ms. Pamela Long

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Toll Brothers, Inc.
Registration Statement on Form S-4
File No. 333-179380
Annual Report on Form 10-K for the Year Ended October 31, 2011
File No. 001-09186

Dear Ms. Long:

On behalf of Toll Brothers, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement, marked to show changes from Amendment No. 1 to the Registration Statement as filed on February 17, 2012. The Registration Statement has been revised in response to the Staff’s comments and to provide certain recent development information.

In addition, we are providing the following responses to your comment letter, dated February 22, 2012, regarding Amendment No. 1 to the Registration Statement and the above referenced Annual Report on Form 10-K filed on December 22, 2011 (the “Annual Report”). To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

General

1.	Please note that with respect to our review of your Form 10-K for the fiscal year ended September 30, 2011, the staff is still in the process of considering your responses to the comments in our letter dated February 14, 2012.

The Company acknowledges the Staff’s comment.

Prospectus Cover Page

2.	We note your response and revised disclosure in response to comment four in our letter dated February 14, 2012. Please revise your disclosures throughout the prospectus to state that you are conducting two tender offers.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the prospectus and pages 3 and 17 of Amendment No. 2.

Conditions to the Exchange Offer, page 20

3.	We note your response to comment 14 in our letter dated February 14, 2012. It remains unclear as to how the investors will know that the condition related to the new notes being fungible for U.S. federal income tax purposes has been satisfied. While you state that “[t]he determination of whether there is a qualified reopening is based on criteria set forth in the applicable tax regulations,” you do not address, however, whether or not such determination is within the direct or indirect control of the bidder as well as when such determination is made. Further, your discussion under “Qualified Reopening” on page 43 suggests some uncertainty as to this condition, as state that “If, as [you] believe will be the case . . . the new notes will be treated as having been issued in a ‘qualified reopening of the notes issued in the Shelf Offering’ .”, and that you “assume such conditions will be met and such treatment will be respected” in providing the tax discussion that follows. Please advise or revise your disclosure to draft this condition with sufficient specificity to allow for objective verification that it has been satisfied.

In response to the Staff’s comment, the Company has revised its disclosure on pages 20 and 43 of Amendment No. 2.

U.S. Federal Income Tax Considerations, page 42

4.	Refer to your response to comment 19 in our letter dated February 14, 2012. We note that counsel’s opinion continues to remain subject to uncertainty (refer to the second paragraph to the “Tax Consequences of the Exchange” disclosure). Please either revise your disclosure to provide a “will” opinion of counsel, or otherwise describe the basis for the uncertainty and add appropriate risk factor disclosure to the prospectus. Refer to Section III.C.4. of Legal Staff Bulletin No. 19 (October 14, 2011).

In response to the Staff’s comment, the Company has revised its disclosure on page 43 of Amendment No. 2.

Part II – Information Not Required in Prospectus, page II-1

Exhibit 5.2 – Opinion of Opinion of John McDonald, General Counsel to the Registrant

5.	Please have counsel revise the second paragraph of his opinion to remove “as it became effective under the Securities Act” language.

In response to the Staff’s comment, the Company has revised the opinion of John McDonald, and the revised opinion is filed as Exhibit 5.2 to Amendment No. 2.

Exhibit 8.1 – Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. tax matters

6.	Please have counsel revise its opinion to state that the relevant disclosure in the registration statement “is” the opinion of counsel. Refer to Section III.B.2 of Legal Staff Bulletin No. 19.

In response to the Staff’s comment, a revised opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. tax matters is filed as Exhibit 8.1 to Amendment No. 2.

Exhibit 99.1 – Letter of Transmittal

7.	Please revise the letter of transmittal to reflect the changes and updates made to the prospectus and re-file it as an exhibit.

In response to the Staff’s comment, the Company has revised the letter of transmittal and filed it as Exhibit 99.1 to Amendment No. 2.

In addition, we are providing the following responses to certain of the comments in your comment letter, dated February 14, 2012, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

1.	As Toll Brothers Finance is the issuer of the notes, please include it as a registrant on the facing page of the registration statement. It also appears that Toll Brothers Finance has not submitted the Form S-4 for filing on EDGAR. Please advise, or otherwise ensure that each registrant and subsidiary guarantor has properly filed the registration statement on EDGAR.

In response to the Staff’s comment, the Company notes that several of the subsidiary guarantors have been included in the EDGAR filing of Amendment No. 2 and the remaining subsidiary guarantors will be included in the EDGAR filing of a subsequent pre-effective amendment to the Registration Statement.

18.	Please file or incorporate by reference the charters and bylaws for the note issuer, Toll Brothers Finance Corp., and for the subsidiary guarantors.

In response to the Staff’s comment, the Company has filed the charters and bylaws of each of the remaining subsidiary guarantors as exhibits to Amendment No. 2.

*                                                                  *                                                                 *

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 455-2948 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Joseph H. Kaufman, Esq.
Joseph H. Kaufman, Esq.

4